PRESS RELEASE

     VEOLIA WATER WINS WATER MANAGEMENT CONTRACT
FOR THE CITY OF KUNMING (CHINA) WORTH OVER 1.6 BILLION EUROS

Paris, November 21, 2005 - Veolia Water, the Water Division of Veolia Environnement, has been awarded the contract to manage the water services for Kunming, a city with over 3.5 million inhabitants and the capital of Yunnan province (south-west China), under a public-private partnership.

The 30-year contract, which was awarded following an international competitive bidding process, is set to generate revenues totalling over 1.6 billion euros over the period.

For this contract, Veolia Water has teamed up with a Hong Kong partner to acquire a 49% interest in Kunming Water Supply, the local water services operator, with the municipal authorities retaining the remaining 51% of the capital.

Veolia Water will manage the company, which has 1,145 employees with responsibility for water production and distribution (nine plants with capacity of 1,615,000m3 per day, and a 1,500km-long network), as well as customer services.

Under this contract, Veolia Water will notably provide its expertise in the management of the distribution network, which lies on very hilly terrain, and will endeavor to optimize its efficiency and increase its coverage.

Kunming, which is known as "Spring City", is a popular tourist destination and lies at a high altitude (1,800m) on the shores of the mountain lakes. This contract meets the municipal authorities' goal of securing the expertise of the world leader in water services to raise the standard of its water services to international levels.

"This 17th contract awarded to the group in China is also the third-largest after Pudong Shanghai and Shenzhen. It demonstrates the performance and quality of Veolia Water's services. Including Kunming, the company now operates in 15 of China's 28 provinces. This latest addition will strengthen Veolia Water's leadership in this market, the revenue growth of which is in line with Veolia Environnement's ambitious expansion targets in Asia", stated Antoine Frérot, Veolia Water's Chief Executive Officer, during the signing ceremony.

Veolia Water, the water division of Veolia Environnement, is the world leader in water and wastewater services. Specialized in outsourcing services for municipal authorities, as well as industrial and service companies, it is also one of the world's major designers of technological solutions and constructor of facilities needed in water and wastewater services. Veolia Water serves 110 million people worldwide. With 67,800 employees, its 2004 revenues amounted to €9.8 billion. www.veoliawater.com

Veolia Environnement (Paris Euronext: VIE and NYSE: VE) is world leader in environmental services. The company has operations all around the world and provides tailored solutions to meet the needs of industrial and municipal customers in four complementary segments: water management, waste management, energy management and passenger transportation. Veolia Environnement recorded revenue of €24.7 billion in 2004 and has 250,000 employees. www.veolia.com

Important disclaimer
Veolia Environnement is a corporation listed on the NYSE and Euronext Paris. This press release contains forward-looking statements within the meaning of the provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including the risks described in the documents Veolia Environnement has filed with the U.S. Securities and Exchange Commission. Veolia Environnement does not undertake, nor does it have, any obligation to provide updates or to revise any forward-looking statements. Investors and security holders may obtain a free copy of documents filed by Veolia Environnement with the U.S. Securities and Exchange Commission from Veolia Environnement.

     Analyst and institutional investor contact: Nathalie Pinon – Tel. +33 1 71 75 01 67

Press release also available on our web site: http//www.veoliaenvironnement-finance.com

US Investor contact: BrIan Sullivan – Tel +(1) 630 371 2749